

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2011

Mr. Philip S. Forte
Chief Financial Officer
IGI Laboratories, Inc.
105 Lincoln Avenue
Buena, New Jersey   08310

> **Re: IGI Laboratories, Inc**.
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **File No. 001-08568**

Dear Mr. Forte:

      We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Gus Rodriguez
               Accounting Branch Chief